Exhibit 99.1

Spherix Issues Letter to Shareholders

Company Highlights Recent Agreement to Acquire DatChat, Blockchain Technology and Cyber Security

NEW YORK, NY April 4, 2018 /PRNewswire/ Spherix Incorporated (NASDAQ: SPEX) a technology company committed to advancing innovation by participation in the development of new technology, today issued a letter to shareholders:

Dear Fellow Shareholder,

One of the driving forces of our Company is our pursuit of business strategies and investments that stand to benefit from both the rapid pace of technological change and ever changing complexities of consumer behavior. To that end, Spherix’s recent activities demonstrate our commitment to address a technological need that has over and over again showed itself to be critical to all users and consumers of digital content; the right to privacy. Now more than ever, the consumer’s right to privacy is being invaded, cataloged, packaged and sold, often without knowledge or consent. Recent revelations that large social media companies are permanently storing our text messages, caller histories and geolocation coordinates we send to our friends and family is shocking and outrageous.

Spherix’s proposed merger with DatChat provides a working solution to the growing privacy problem. The DatChat messenger, available for download for iPhones and Android phones, returns to the user their right to privacy. The DatChat messenger gives the user the ability to control access to their content, not DatChat or even your content provider. DatChat’s proprietary technology goes so far as to allow users to change their minds, after a message is sent, and allows users to eradicate any electronic trace of the information transmitted. If large social media companies offered users these or similar protections, they would collect far less data on their customers.

Additionally, we’re working with DatChat to expand its existing platform to put the same technology to work for electronic mail, through the use of blockchain technology. Most users of electronic communication have sent emails that they wish they could retract. DatChat intends to deliver that exact service to email users, in a way that would not require changing email providers. DatChat’s vision for the future and their current technology make this a tremendous opportunity to radically change electronic communications.

Blockchain’s many uses in both the privacy, currency and payments sectors give it the potential for meaningful growth. With this in mind, Spherix acquired an interest in TheBitDaily.com, a large information resource and newsletter service that covers the blockchain space like no other media source. We encourage our shareholders to sign up for TheBit’s free email and use the website to answer questions you may have about the blockchain space. As blockchain continues to grow, we expect so will interest in TheBitDaily.com’s reporting and insights.

Rounding out our holistic transformation is our Ether Mining operation. Unlike Bitcoin, Ethereum mining rigs are important to DatChat in that they act both as a development environment and nodes for the DatChat blockchain. While many individuals look at mining as a way to generate a crypto-currency, in essence they are really competing by providing the processing power needed to create the next block on the chain that records secure transactions. The rigs are necessary to develop our own internal blockchain while serving as the first infrastructure to power our public and micro-blockchains.

As you can see from each of these transactions, both TheBit and Ether Mining support our acquisition of DatChat and hopefully demonstrate our holistic plan for the transformation and repositioning of Spherix.

In addition, Spherix remains a large stakeholder in Hoth Therapeutics, a development stage biopharmaceutical company focused on unique targeted therapeutics for patients suffering from indications such as atopic dermatitis. Hoth has continued to make substantial progress since the time of our investment and we are optimistic in our ability to execute on our previously announced plans with the company.

2018 has been an eventful and transformative time for us at Spherix. As evidenced by the transactions highlighted above, Spherix management is diligently working to synergistically grow the Company and deliver meaningful value to all of our stakeholders. I look forward to communicating additional achievements to the investment community as we remain focused on our primary goal of increasing shareholder value.

I thank you for your continued support of Spherix.

Sincerely,

Anthony Hayes

About Spherix

Spherix Incorporated was launched in 1967 as a scientific research company. Spherix is committed to advancing innovation by participation in the development of new technology.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan," "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in the Company's filings with the SEC, not limited to Risk Factors relating to its patent business contained therein. Thus, actual results could be materially different. The Company expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investor Relations:	Hayden IR
Brett Maas, Managing Partner
Phone: (646) 536-7331
Email: brett@haydenir.com
www.haydenir.com

Spherix:	Phone: 212-745-1373
Email: investorrelations@spherix.com
www.spherix.com